Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2023 and 2022

(Expressed in United States Dollars)

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in US dollars)

	Notes	December 31, 2023	June 30, 2023
ASSETS
Current Assets
Cash and cash equivalents		$25,837,156	$6,296,312
Short-term investments		198,010	198,375
Receivables		336,158	421,860
Deposits and prepayments		485,579	631,402
		26,856,903	7,547,949
Non-current Assets
Other tax receivable	3	5,634,888	5,530,422
Equity investments		278,126	283,081
Plant and equipment	5	1,352,361	1,339,839
Mineral property interests	6	106,036,909	103,606,250
TOTAL ASSETS		$140,159,187	$118,307,541

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,031,637	$2,280,553
Due to a related party	7	125,234	56,102
		1,156,871	2,336,655
Total Liabilities		1,156,871	2,336,655

Equity
Share capital	8	181,229,877	155,840,052
Share-based payment reserve		19,023,207	18,636,297
Accumulated other comprehensive income		10,794,208	10,227,980
Deficit		(71,893,430)	(68,623,306)
Total equity attributable to the equity holders of the Company		139,153,862	116,081,023
Non-controlling interests	9	(151,546)	(110,137)
Total Equity		139,002,316	115,970,886

TOTAL LIABILITIES AND EQUITY		$140,159,187	$118,307,541

Approved on behalf of the Board:

(signed) Maria Tang
Director

(signed) Andrew Williams
Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

Page | 1

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Loss

(Expressed in US dollars)

		Three months ended December 31,		Six months ended December 31,
	Notes	2023	2022	2023	2022
Operating expense
Project evaluation and corporate development		$(76,553)	$(77,561)	$(189,537)	$(186,097)
Depreciation	5	(54,345)	(51,181)	(104,958)	(106,192)
Filing and listing		(85,109)	(85,108)	(167,031)	(205,226)
Investor relations		(53,340)	(128,832)	(144,103)	(268,349)
Professional fees		(106,685)	(61,730)	(193,091)	(170,526)
Salaries and benefits		(650,973)	(430,404)	(1,101,112)	(759,574)
Office and administration		(379,675)	(352,921)	(712,461)	(719,797)
Share-based compensation	8(b)	(412,077)	(739,971)	(1,075,099)	(1,570,829)
		(1,818,757)	(1,927,708)	(3,687,392)	(3,986,590)
Other income (expense)
Net income from investments	4	$275,020	$83,455	$295,294	$41,781
Gain on disposal of plant and equipment	5	-	-	51,418	-
Foreign exchange gain (loss)		16,666	(28,750)	66,995	(13,857)
		291,686	54,705	413,707	27,924

Net loss		$(1,527,071)	$(1,873,003)	$(3,273,685)	$(3,958,666)

Attributable to:
Equity holders of the Company		$(1,524,108)	$(1,870,718)	$(3,270,124)	$(3,955,901)
Non-controlling interests	9	(2,963)	(2,285)	(3,561)	(2,765)
Net loss		$(1,527,071)	$(1,873,003)	$(3,273,685)	$(3,958,666)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.02)	$(0.03)
Weighted average number of common shares - basic and diluted		170,936,494	156,864,738	164,334,249	156,774,814

See accompanying notes to the unaudited condensed consolidated interim financial statements

Page | 2

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Expressed in US dollars)

		Three months ended December 31,		Six months ended December 31,
	Notes	2023	2022	2023	2022
Net loss		$(1,527,071)	$(1,873,003)	$(3,273,685)	$(3,958,666)
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		858,251	422,167	528,380	(1,811,328)
Other comprehensive loss, net of taxes		$858,251	$422,167	$528,380	$(1,811,328)

Attributable to:
Equity holders of the Company		$855,030	$408,240	$566,228	$(1,797,713)
Non-controlling interests	9	3,221	13,927	(37,848)	(13,615)
Other comprehensive loss, net of taxes		$858,251	$422,167	$528,380	$(1,811,328)
Total comprehensive loss, net of taxes		$(668,820)	$(1,450,836)	$(2,745,305)	$(5,769,994)

Attributable to:
Equity holders of the Company		$(669,078)	$(1,462,478)	$(2,703,896)	$(5,753,614)
Non-controlling interests	9	258	11,642	(41,409)	(16,380)
Total comprehensive loss, net of taxes		$(668,820)	$(1,450,836)	$(2,745,305)	$(5,769,994)

See accompanying notes to the unaudited condensed consolidated interim financial statements

Page | 3

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in US dollars)

		Three months ended December 31,		Six months ended December 31,
	Notes	2023	2022	2023	2022
Operating activities
Net loss		$(1,527,071)	$(1,873,003)	$(3,273,685)	$(3,958,666)
Add (deduct) items not affecting cash:
Net income from investments	4	(275,020)	(83,455)	(295,294)	(41,781)
Depreciation	5	54,345	51,181	104,958	106,192
Gain on disposal of plant and equipment	5	-	-	(51,418)	-
Share-based compensation	8(b)	358,359	760,520	1,034,498	1,614,858
Unrealized foreign exchange (gain) loss		(16,666)	28,750	(66,995)	13,857
Changes in non-cash operating working capital	13	(886,642)	(552,609)	(287,429)	(1,094,264)
Interest received	4	276,590	116,582	300,721	250,224
Net cash used in operating activities		(2,016,105)	(1,552,034)	(2,534,644)	(3,109,580)

Investing activities
Mineral property interest
Capital expenditures		(736,260)	(5,413,239)	(2,878,749)	(9,502,583)
Proceeds on disposals		-	-	-	2,986,188
Plant and equipment
Additions	5	(1,788)	(60,437)	(135,706)	(80,143)
Proceeds on disposals	5	-	-	58,776	-
Changes in other tax receivable		(50,170)	(671,427)	(104,466)	(1,257,611)
Net cash used in investing activities		(788,218)	(6,145,103)	(3,060,145)	(7,854,149)

Financing activities
Proceeds from issuance of common shares		71,629	233,614	24,581,770	260,517
Net cash provided by financing activities		71,629	233,614	24,581,770	260,517
Effect of exchange rate changes on cash		552,164	274,126	553,863	(1,306,409)

Decrease in cash		(2,180,530)	(7,189,397)	19,540,844	(12,009,621)
Cash and cash equivalent, beginning of the period		28,017,686	24,502,280	6,296,312	29,322,504
Cash and cash equivalent, end of the period		$25,837,156	$17,312,883	$25,837,156	$17,312,883
Supplementary cash flow information	13

See accompanying notes to the unaudited condensed consolidated interim financial statements

Page | 4

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in US dollars)

		Share capital
	Notes	Number of common shares issued	Amount	Share-based payment reserve	Accumulated other comprehensive income	Deficit	Total equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Balance, July 1, 2022		156,631,827	$153,707,576	$15,395,486	$11,704,949	$(60,527,857)	$120,280,154	$(71,199)	$120,208,955
Options exercised		230,000	403,961	(143,444)	-	-	260,517	-	260,517
Restricted share units distributed		169,115	534,050	(534,050)	-	-	-	-	-
Share-based compensation		-	-	2,294,568	-	-	2,294,568	-	2,294,568
Net loss		-	-	-	-	(3,955,901)	(3,955,901)	(2,765)	(3,958,666)
Currency translation adjustment		-	-	-	(1,797,713)	-	(1,797,713)	(13,615)	(1,811,328)
Balance, December 31, 2022		157,030,942	$154,645,587	$17,012,560	$9,907,236	$(64,483,758)	$117,081,625	$(87,579)	$116,994,046
Options exercised		215,000	489,005	(144,848)	-	-	344,157	-	344,157
Restricted share units distributed		155,140	485,018	(485,018)	-	-	-	-	-
Private placement		90,090	220,442	-	-	-	220,442	-	220,442
Share-based compensation		-	-	2,253,603	-	-	2,253,603	-	2,253,603
Net loss		-	-	-	-	(4,139,548)	(4,139,548)	(1,918)	(4,141,466)
Currency translation adjustment		-	-	-	320,744	-	320,744	(20,640)	300,104
Balance, June 30, 2023		157,491,172	$155,840,052	$18,636,297	$10,227,980	$(68,623,306)	$116,081,023	$(110,137)	$115,970,886
Options exercised	8(b)(i)	85,000	197,213	(61,529)	-	-	135,684	-	135,684
Restricted share units distributed	8(b)(ii)	259,210	746,526	(746,526)	-	-	-	-	-
Common shares issued through bought deal financing	8(c)	13,208,000	24,446,086	-	-	-	24,446,086	-	24,446,086
Share-based compensation	8(b)	-	-	1,194,965	-	-	1,194,965	-	1,194,965
Net loss		-	-	-	-	(3,270,124)	(3,270,124)	(3,561)	(3,273,685)
Currency translation adjustment		-	-	-	566,228	-	566,228	(37,848)	528,380
Balance, December 31, 2023		171,043,382	$181,229,877	$19,023,207	$10,794,208	$(71,893,430)	$139,153,862	$(151,546)	$139,002,316

See accompanying notes to the unaudited condensed consolidated interim financial statements

Page | 5

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

1.	CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2023. These unaudited condensed consolidated interim financial statements follow the same accounting policies, estimates and judgements set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2023, except as set out in Note 2(c) below.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended December 31, 2023 were approved and authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) dated on February 12, 2024.

(b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Page | 6

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	December 31, 2023	June 30, 2023	Mineral properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
New Pacific Success Inc.	Holding company	BVI	100%	100%
New Pacific Forward Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Minera Hastings S.R.L.	Mining company	Bolivia	100%	100%	Carangas
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%

(i) British Virgin Islands (“BVI”)

(c)	Changes in Accounting Policies

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended June 30, 2023 with the exception of the mandatory adoption of certain amendments noted below:

i.	Amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgments - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term “significant accounting policies” with “material accounting policy information.” Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments were applied effective July 1, 2023 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

Page | 7

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

ii.	Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors— Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” The definition of a change in accounting estimates was deleted. However, the IASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

▪	A change in accounting estimate that results from new information or new developments is not the correction of an error; and

▪	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments were applied effective July 1, 2023 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

3.	OTHER TAX RECEIVABLE

Other tax receivable is composed of value-added tax (“VAT”) imposed by the Bolivian government. The Company had VAT outputs through its exploration costs and general expenses incurred in Bolivia. These VAT outputs are deductible against future VAT inputs that will be generated through sales.

4.	INCOME FROM INVESTMENTS

Income from investments consist of:

	Three Months Ended December 31,		Six Months Ended December 31,
	2023	2022	2023	2022
Fair value change on equity investments	$(11,626)	$(3,569)	$(5,141)	$(175,291)
Fair value change on bonds	10,056	(29,552)	(286)	(33,152)
Interest income	276,590	116,576	300,721	250,224
Net income from investments	$275,020	$83,455	$295,294	$41,781

Page | 8

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

5.	PLANT AND EQUIPMENT

Cost	Land and building	Machinery	Motor vehicles	Office equipment and furniture	Computer software	Total
Balance, July 1, 2022	$630,000	$408,358	$579,032	$266,364	$193,774	$2,077,528
Additions	-	77,259	-	15,576	-	92,835
Disposals	-	-	-	(12,259)	(99,442)	(111,701)
Foreign currency translation impact	-	-	-	(2,406)	(817)	(3,223)
Balance, June 30, 2023	$630,000	$485,617	$579,032	$267,275	$93,515	$2,055,439
Additions	115,237	-	-	20,469	-	135,706
Disposals	-	-	(110,838)	(30,709)	-	(141,547)
Reclassifed among asset groups	-	(18,296)	18,296	-	-	-
Reclassifed to mineral property interest	-	(10,685)	-	-	-	(10,685)
Foreign currency translation impact	-	-	-	103	99	202
Balance, December 31, 2023	$745,237	$456,636	$486,490	$257,138	$93,614	$2,039,115

Accumulated depreciation and amortization
Balance, July 1, 2022	$-	$(113,640)	$(198,572)	$(156,000)	$(146,468)	$(614,680)
Depreciation	-	(57,272)	(98,338)	(35,170)	(22,751)	(213,531)
Disposals	-	-	-	12,259	99,442	111,701
Foreign currency translation impact	-	-	-	1,627	(717)	910
Balance, June 30, 2023	$-	$(170,912)	$(296,910)	$(177,284)	$(70,494)	$(715,600)
Depreciation	-	(30,479)	(51,185)	(17,423)	(5,871)	(104,958)
Disposals	-	-	110,837	23,352	-	134,189
Foreign currency translation impact	-	-	-	(181)	(204)	(385)
Balance, December 31, 2023	$-	$(201,391)	$(237,258)	$(171,536)	$(76,569)	$(686,754)

Carrying amount
Balance, June 30, 2023	$630,000	$314,705	$282,122	$89,991	$23,021	$1,339,839
Balance, December 31, 2023	$745,237	$255,245	$249,232	$85,602	$17,045	$1,352,361

For the three and six months ended December 31, 2023, certain plant and equipment were disposed for proceeds of $nil and $58,776, respectively (three and six months ended December 31, 2022 - $nil and $nil, respectively) and gain of $nil and $51,418, respectively (three and six months ended December 31, 2022 - $nil and $nil, respectively).

Page | 9

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

6.	MINERAL PROPERTY INTERESTS

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, July 1, 2022
Capitalized exploration expenditures	$76,568,598	$5,460,946	$3,269,232	$85,298,776
Reporting and assessment	1,008,174	88,558	-	1,096,732
Drilling and assaying	1,925,695	8,289,678	977,881	11,193,254
Project management and support	2,719,120	1,424,573	256,569	4,400,262
Camp service	467,690	1,005,158	174,651	1,647,499
Permit and license	195,821	9,389	-	205,210
Foreign currency impact	(201,972)	(8,831)	(24,680)	(235,483)
Balance, June 30, 2023	$82,683,126	$16,269,471	$4,653,653	$103,606,250
Capitalized exploration expenditures
Reporting and assessment	258,404	112,700	-	371,104
Drilling and assaying	47,217	23,894	-	71,111
Project management and support	821,846	557,248	51,047	1,430,141
Camp service	218,747	233,584	26,394	478,725
Permit and license	33,047	9,308	-	42,355
Foreign currency impact	23,199	13,053	971	37,223
Balance, December 31, 2023	$84,085,586	$17,219,258	$4,732,065	$106,036,909

(a)	Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 33 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the three and six months ended December 31, 2023, total expenditures of $413,362 and $1,379,261, respectively (three and six months ended December 31, 2022 - $1,700,593 and $4,197,529, respectively) were capitalized under the project.

(b)	Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project.

For the three and six months ended December 31, 2023, total expenditures of $321,877 and $936,734, respectively (three and six months ended December 31, 2022 - $2,871,725 and $5,848,633, respectively) were capitalized under the project.

Page | 10

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

(c)	Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the three and six months ended December 31, 2023, total expenditures of $10,125 and $77,441, respectively (three and six months ended December 31, 2022 - $702,839 and $1,145,490, respectively) were capitalized under the project.

7.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due to a related party	December 31, 2023	June 30, 2023
Silvercorp Metals Inc.	$125,234	$56,102

(a) Silvercorp Metals Inc. (“Silvercorp”) has one director (June 30, 2023 – one director and one officer) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the three and six months ended December 31, 2023 were $193,296 and 409,487, respectively (three and six months ended December 31, 2022 - $239,345 and

$481,598, respectively).

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and six months ended December 31, 2023 and 2022 are as follows:

	Three months ended December 31,		Six months ended December 31,
	2023	2022	2023	2022
Director’s cash compensation	$26,892	$14,722	$42,112	$30,041
Director’s share-based compensation	118,698	196,148	$258,275	430,760
Key management’s cash compensation	289,507	220,847	$585,871	350,268
Key management’s share-based compensation	402,154	481,755	$884,777	1,048,026
	$837,251	$913,472	$1,771,035	$1,859,095

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

8.	SHARE CAPITAL

(a)	Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

Page | 11

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the three and six months ended December 31, 2023, a total of $412,077 and $1,075,099, respectively (three and six months ended December 31, 2022 - $739,971 and $1,570,829, respectively) was recorded as share-based compensation expense.

For the three and six months ended December 31, 2023, a total reduction of $(53,718) and $(40,601) due to forfeitures of stock options and RSUs (three and six months ended December 31, 2022 – addition of $20,549 and $44,029, respectively) were included in the project evaluation and corporate development expense.

For the three and six months ended December 31, 2023, a reduction of $(56,606) and an addition of $160,467, respectively (three and six months ended December 31, 2022 – addition of $315,571 and $679,710, respectively) was capitalized under mineral property interests.

i.	Stock options

The continuity schedule of stock options, as at December 31, 2023, is as follows:

	Number of options	Weighted average exercise price (CAD$)
Balance, July 1, 2022	3,662,167	3.18
Options Granted	1,186,000	3.47
Options exercised	(445,000)	1.82
Options forfeited	(446,000)	3.66
Balance, June 30, 2023	3,957,167	3.37
Options exercised	(85,000)	2.15
Options forfeited	(506,000)	3.79
Balance, December 31, 2023	3,366,167	3.34

Page | 12

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

The following table summarizes information about stock options outstanding as at December 31, 2023:

Exercise	Number of options outstanding as at	Weighted average remaining contractual life	Number of options exercisable as at	Weighted average exercise price
prices (CAD$)	2023-12-31	(years)	2023-12-31	(CAD$)
$2.15	689,167	0.15	689,167	$2.15
$3.33	658,000	3.10	329,000	$3.33
$3.42	818,000	4.05	136,335	$3.42
$3.67	120,000	4.07	20,000	$3.67
$3.89	10,000	3.15	5,000	$3.89
$3.92	50,000	4.29	8,333	$3.92
$4.00	1,021,000	3.43	510,500	$4.00
$2.15 - $4.00	3,366,167	2.88	1,698,335	$3.07

Subsequent to December 31, 2023, a total of 1,335,000 stock options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$2.10 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every 6 months after the date of grant until fully vested.

ii.	RSUs

The continuity schedule of RSUs, as at December 31, 2023, is as follows:

	Number of shares	Weighted average grant date closing price per share (CAD$)
Balance, July 1, 2022	1,477,216	$4.11
Granted	967,000	3.48
Forfeited	(222,801)	4.01
Distributed	(324,255)	4.20
Balance, June 30, 2023	1,897,160	$3.79
Forfeited	(203,624)	3.80
Distributed	(259,210)	3.87
Balance, December 31, 2023	1,434,326	3.77

Subsequent to December 31, 2023, a total of 164,003 RSUs were vested and distributed.

Subsequent to December 31, 2023, a total of 1,024,000 RSUs were granted to directors, officers, and employees at a grant date closing price of CAD$2.10 per share subject to a vesting schedule over a three- year term with 1/6 of the RSUs vesting every 6 months after the date of grant until fully vested.

(c)	Bought deal financing

On September 29, 2023, the Company successfully closed a bought deal financing to issue a total of 13,208,000 common shares at a price of $1.96 (CAD $2.65) per common share for gross proceeds of $25,888,462. The underwriter’s fee and other issuance costs for the transaction were $1,442,376.

Page | 13

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

9.	NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2022	$(71,199)
Share of net loss	(4,683)
Share of other comprehensive loss	(34,255)
Balance, June 30, 2023	$(110,137)
Share of net loss	(3,561)
Share of other comprehensive loss	(37,848)
Balance, December 31, 2023	$(151,546)

As at December 31, 2023 and June 30, 2023, the non-controlling interest in the Company’s subsidiary Qinghai Found was 18%.

10.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2023 and June 30, 2023 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Page | 14

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

	Fair value as at December 31, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$25,837,156	$-	$-	$25,837,156
Short-term investments	198,010	-	-	198,010
Equity investments	278,126	-	-	278,126

	Fair value as at June 30, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$6,296,312	$-	$-	$6,296,312
Short-term investments	198,375	-	-	198,375
Equity investments	283,081	-	-	283,081

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2023, and June 30, 2023, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2, or 3 during the three and six months ended December 31, 2023.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at December 31, 2023, the Company had a working capital position of $25,700,032 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration and development expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	December 31, 2023		June 30, 2023
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$1,031,637	$1,031,637	$2,280,553
Due to a related party	125,234	125,234	56,102
	$1,156,871	$1,156,871	$2,336,655

Page | 15

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary is RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	December 31, 2023	June 30, 2023
United States dollars	$346,868	$320,994
Bolivianos	1,038,268	869,869
Total	$1,385,136	$1,190,863

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$73,995	$73,970
Bolivianos	484,179	1,543,889
Total	$558,174	$1,617,859

As at December 31, 2023, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $2,700.

As at December 31, 2023, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $5,500.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2023. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e)	Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash and cash equivalent that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalent is held with major financial institutions. Bonds by nature are exposed to more credit risk than cash and cash equivalent. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at December 31, 2023, the Company had a receivables balance of $336,158 (June 30, 2023 - $421,860). There were no material amounts in receivables which were past due on December 31, 2023 (June 30, 2023 - $nil).

Page | 16

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

(f)	Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at December 31, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $28,000.

11.	CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash, cash equivalent and short term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

Page | 17

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

12.	SEGMENTED INFORMATION

As at and for the six months ended December 31, 2023, the Company operates in four (as at and for the six months ended December 31, 2022 – four) reportable operating segments, one being the corporate segment; the other three being the exploration and development segments based on mineral properties in Bolivia. These reportable segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

(a)	Segment information for assets and liabilities are as follows:

	December 31, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash	$25,047,731	$168,202	$387,935	$233,288	$25,837,156
Short-term investments	198,010	-	-	-	198,010
Equity investments	278,126	-	-	-	278,126
Plant and equipment	220,615	440,684	37,082	653,980	1,352,361
Mineral property interests	-	84,085,586	17,219,258	4,732,065	106,036,909
Other assets	966,956	3,382,786	1,896,088	210,795	6,456,625
Total Assets	$26,711,438	$88,077,258	$19,540,363	$5,830,128	$140,159,187

Total Liabilities	$(975,052)	$(168,231)	$(11,687)	$(1,901)	$(1,156,871)

	June 30, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash	$6,232,985	$58,497	$260	$4,570	$6,296,312
Short-term investments	198,375	-	-	-	198,375
Equity investments	283,081	-	-	-	283,081
Plant and equipment	104,450	517,065	58,212	660,112	1,339,839
Mineral property interests	-	82,683,126	16,269,471	4,653,653	103,606,250
Other assets	908,823	3,563,256	1,888,293	223,312	6,583,684
Total Assets	$7,727,714	$86,821,944	$18,216,236	$5,541,647	$118,307,541

Total Liabilities	$(1,307,795)	$(228,966)	$(795,379)	$(4,515)	$(2,336,655)

Page | 18

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

(b)	Segment information for operating results are as follows:

	Three months ended December 31, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(76,553)	$-	$-	$-	$(76,553)
Salaries and benefits	(650,973)	-	-	-	(650,973)
Share-based compensation	(412,077)	-	-	-	(412,077)
Other operating expenses	(584,179)	(79,330)	(10,376)	(5,269)	(679,154)
Total operating expense	(1,723,782)	(79,330)	(10,376)	(5,269)	(1,818,757)

Net income from investments	275,020	-	-	-	275,020
Foreign exchange gain	16,666	-	-	-	16,666
Net loss	$(1,432,096)	$(79,330)	$(10,376)	$(5,269)	$(1,527,071)

Attributed to:
Equity holders of the Company	$(1,429,133)	$(79,330)	$(10,376)	$(5,269)	$(1,524,108)
Non-controlling interests	(2,963)	-	-	-	(2,963)
Net loss	$(1,432,096)	$(79,330)	$(10,376)	$(5,269)	$(1,527,071)

	Three months ended December 31, 2022
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(77,561)	$-	$-	$-	$(77,561)
Salaries and benefits	(430,404)	-	-	-	(430,404)
Share-based compensation	(739,971)	-	-	-	(739,971)
Other operating expenses	(576,913)	(66,958)	(28,277)	(7,624)	(679,772)
Total operating expense	(1,824,849)	(66,958)	(28,277)	(7,624)	(1,927,708)

Net income from investments	83,455	-	-	-	83,455
Foreign exchange loss	(28,750)	-	-	-	(28,750)
Net loss	$(1,770,144)	$(66,958)	$(28,277)	$(7,624)	$(1,873,003)

Attributed to:
Equity holders of the Company	$(1,767,859)	$(66,958)	$(28,277)	$(7,624)	$(1,870,718)
Non-controlling interests	(2,285)	-	-	-	(2,285)
Net loss	$(1,770,144)	$(66,958)	$(28,277)	$(7,624)	$(1,873,003)

Page | 19

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

	Six months ended December 31, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(189,537)	$-	$-	$-	$(189,537)
Salaries and benefits	(1,101,112)	-	-	-	(1,101,112)
Share-based compensation	(1,075,099)	-	-	-	(1,075,099)
Other operating expenses	(1,154,182)	(136,112)	(22,633)	(8,717)	(1,321,644)
Total operating expense	(3,519,930)	(136,112)	(22,633)	(8,717)	(3,687,392)

Net Income from investments	295,294	-	-	-	295,294
(Loss) gain on disposal of plant and equipment	(488)	51,906	-	-	51,418
Foreign exchange gain	56,678	-	10,317	-	66,995
Net loss	$(3,168,446)	$(84,206)	$(12,316)	$(8,717)	$(3,273,685)

Attributed to:
Equity holders of the Company	$(3,164,885)	$(84,206)	$(12,316)	$(8,717)	$(3,270,124)
Non-controlling interests	(3,561)	-	-	-	(3,561)
Net loss	$(3,168,446)	$(84,206)	$(12,316)	$(8,717)	$(3,273,685)

	Six months ended December 31, 2022
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(186,097)	-	$-	$-	$(186,097)
Salaries and benefits	(759,574)	-	-	-	(759,574)
Share-based compensation	(1,570,829)	-	-	-	(1,570,829)
Other operating expenses	(1,272,189)	(143,027)	(42,606)	(12,268)	(1,470,090)
Total operating expense	(3,788,689)	(143,027)	(42,606)	(12,268)	(3,986,590)

Net loss from investments	41,781	-	-	-	41,781
Foreign exchange loss	(13,857)	-	-	-	(13,857)
Net loss	$(3,760,765)	$(143,027)	$(42,606)	$(12,268)	$(3,958,666)

Attributed to:
Equity holders of the Company	$(3,758,000)	$(143,027)	$(42,606)	$(12,268)	$(3,955,901)
Non-controlling interests	(2,765)	-	-	-	(2,765)
Net loss	$(3,760,765)	$(143,027)	$(42,606)	$(12,268)	$(3,958,666)

Page | 20

New Pacific Metals Corp.

Notes to Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2023 and 2022

(Expressed in US dollars)

13.	SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Three months ended December 31,		Six months ended December 31,
	2023	2022	2023	2022
Receivables	$64,428	$98,671	$85,645	$(6,152)
Deposits and prepayments	(14,494)	(323,131)	(33,798)	(394,089)
Accounts payable and accrued liabilities	(844,135)	(357,690)	(406,861)	(424,924)
Due to a related party	(92,441)	29,541	67,585	(269,099)
	$(886,642)	$(552,609)	$(287,429)	$(1,094,264)

Non-cash capital transactions:	Three months ended December 31,		Six months ended December 31,
	2023	2022	2023	2022
Addition (reduction) of capital expenditures of mineral property interest in accounts payable and accrued liabilities	$(117,008)	$(474,469)	$(839,183)	$1,009,359
Addition of capital expenditures of mineral property interest from deposits and prepayments	182,718	$-	$182,718	$-

Cash and cash equivalents:	December 31, 2023	June 30, 2023
Cash on hand and at bank	$18,201,303	$6,296,312
Cash equivalents	7,635,853	-
	$25,837,156	$6,296,312

Page | 21